UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Av. Pdte. Masaryk 8
Polanco V Secc, Miguel Hidalgo
Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

3Q24

EARNINGS RELEASE

https://www.investorstiendas3b.com

Earnings Release 3Q24

Earnings Release 3Q24

Mexico City, November 25th, 2024 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the third quarter of 2024 (“3Q24”) and the nine months ended September 30, 2024 (“9M24”). The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

THIRD QUARTER 2024

•
Opened 131 net new stores during 3Q24, reaching 2,634 stores as of September 30, 2024.
•
Ps. 14,834 million total revenue for 3Q24.
o
Revenue increased by 29.8% compared to the third quarter of 2023 (“3Q23”).
o
Same Store Sales grew 11.6% compared to 3Q23.
•
EBITDA reached Ps. 688 million, an increase of 54.0% compared to 3Q23.

Earnings Release 3Q24

Message from the CHAIRMAN AND CEO

Dear Investors,

Tiendas 3B has delivered another strong quarter. Our Same Store Sales grew by 11.6% in the third quarter of 2024 versus the same period last year, significantly outpacing the growth in the overall Mexican hard discount grocery retail segment as reported by ANTAD (Asociación Nacional de Tiendas de Autoservicio y Departamentales). This performance highlights our continued success in providing customers what they want – high quality products at low prices in convenient locations, During the third quarter of 2024, we opened 131 net new stores, for a total of 346 new stores year-to-date, bringing our total store count to 2,634. Our expansion strategy continues to yield strong results, with new stores performing well across the board.

Overall, our revenues grew nearly 30% compared to the same period last year. Our EBITDA increased by 54%, with the higher margin driven by the dilution of operational expenses over a larger sales base.

As we move forward, we remain focused on our core principles: delivering value through a compelling offering, disciplined execution, and rapid store expansion. We are confident that these pillars will continue to drive sustainable growth and create value for our stakeholders.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

Earnings Release 3Q24

FINANCIAL Results

3Q24 Consolidated Results

(In Ps. Millions, except percentages)

	3Q24	As % of Revenue	3Q23	As % of Revenue	Growth (%)	Variation (bps)
Total Revenue	Ps. 14,834	100.0%	Ps. 11,425	100.0%	29.8%	n.m.
Gross Profit	Ps. 2,344	15.8%	Ps. 1,806	15.8%	29.7%	-1 bps
Sales Expenses	(Ps. 1,499)	10.1%	(Ps. 1,219)	10.7%	23.0%	-56 bps
Administrative Expenses	(Ps. 494)	3.3%	(Ps. 374)	3.3%	32.1%	6 bps
Other Income (Expense) – Net	Ps. 2	0.0%	(Ps. 3)	0.0%	(161.8%)	4 bps
EBITDA	Ps. 688	4.6%	Ps. 447	3.9%	54.0%	73 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 3Q24 was Ps. 14,834 million, an increase of 29.8% compared to 3Q23. This increase was driven by higher revenues from stores operating for more than one year and revenues from net new stores opened in the last twelve months.

GROSS PROFIT and gross profit margin

Gross profit in 3Q24 reached Ps. 2,344 million, an increase of 29.7% compared to 3Q23. This increase was driven by higher sales growth. Gross margin was stable over the year, as we passed the benefits of our increased size on to our customers.

Expenses

Sales expenses refer mainly to the expenses of operating our stores, such as the wages of store employees and energy. In 3Q24, sales expenses reached Ps. 1,499 million, a 23.0% increase compared to 3Q23. This rise in sales expenses was driven by the additional new stores opened in the last twelve months, the headcount to operate them, and wage inflation affecting labor costs accumulated during the last twelve months. Despite higher expenses, the Company was able to reduce sales expenses as a percentage of total revenue as a result of operational leverage and increased efficiencies. Sales expenses decreased from 10.7% of total revenue in 3Q23 to 10.1% in 3Q24, a decline of 56 bps.

Administrative expenses refer to expenses not related to operating our stores, such as headquarters and regional office expenses. In 3Q24, administrative expenses were Ps. 494 million, a 32.1% increase compared to 3Q23. This was primarily due to: (i) higher personnel expenses driven by our expansion into three new regions (ii) the strengthening of our central HQ teams in IT, purchasing, real estate, human resources, and finance (iii) public company-related expenses, and (iv) recognition of share-based payment expenses. As a percentage of revenue, administrative expenses remained flat in 3Q24 compared to 3Q23.

Earnings Release 3Q24

Other income (expense) - net, which includes revenues from asset disposals, reimbursement of costs, and insurance proceeds, among others, amounted to income of Ps. 2 million in 3Q24, as compared to an expense of Ps. 3 million in 3Q23. As a percentage of total revenue, other income (expense) – net decreased by 4 bps.

EBITDA and EBITDA Margin

In 3Q24, EBITDA reached Ps. 688 million, an increase of 54.0% compared to 3Q23. This increase can be attributed to higher sales and lower sales expenses as a percentage of sales. EBITDA margin for 3Q24 increased by 73 bps to 4.6%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

To allow our investors to better assess our performance, we are providing the following information:

•
Non-cash share-based payment expense reached Ps. 126 million compared to Ps. 112 million recorded in 3Q23.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s leasing expenses are capitalized, and not considered operating expenses. Tiendas 3B’s capitalized lease costs payments for buildings were Ps. 357 million in 3Q24, compared to Ps. 272 million in 3Q23.

FINANCIAL COSTS and NET PROFIT

Financial income reached Ps. 48 million, representing an increase of over 100% compared to 3Q23. This growth was primarily driven by the interest generated from the investment of proceeds derived from our IPO, net of cash used to pay off promissory and convertible notes, and the Company’s other cash positions.

Financial costs decreased by 3.9% to Ps. 287 million, primarily due to the absence of interest expenses on promissory and convertible notes, which the Company fully paid in the first quarter of 2024 (“1Q24”). However, the decrease was partially offset by higher interest expenses related to lease liabilities, mainly due to the expansion of our store network.

Exchange rate fluctuation resulted in a gain of Ps. 210 million in 3Q24, primarily due to the depreciation of the Mexican peso against the U.S. dollar, which positively impacted the value in Mexican pesos of our U.S. dollar cash position from the IPO proceeds.

Income tax expense reached Ps. 66 million in 3Q24 compared to Ps. 113 million in 3Q23.

As a result, our net profit for 3Q24 was Ps. 258 million, compared to a net loss of Ps. 339 million for 3Q23.

Earnings Release 3Q24

balance sheet and liquidity

As of September 30, 2024, the Company reported cash and cash equivalents of Ps. 1,269 million, an increase from Ps. 1,220 million as of December 31, 2023, deployed mainly for working capital purposes. In addition, as of September 30, 2024, the Company held Ps. 2,964 million in U.S. dollar-denominated short-term bank deposits.

9M24 cASH fLOW sTATEMENT

(In Ps. Millions, except percentages)

	9M24	9M23	Growth (%)
Net cash flows provided by operating activities	Ps. 2,378	Ps. 1,943	22.4%
Net cash flows used in investing activities	(Ps. 4,172)	(Ps. 901)	n.m.
Net cash flows provided by (used in) financing activities	Ps. 1,748	(Ps.1,027)	n.m.
Net increase (decrease) in cash and cash equivalents	(Ps. 46)	Ps. 14	n.m.

Our business model continues to generate a significant amount of cash from our negative working capital cycle due to our increasing sales and high inventory turnover. This robust cash flow has enabled us to fund internally our growth initiatives, including the expansion of new stores and distribution centers.

The information provided below offers a view of our financial activities in the first nine months of 2024:

Net cash flows provided by operating activities increased to Ps. 2,378 million in the first nine months of 2024 (“9M24”) from Ps. 1,943 million in the first nine months of 2023 ("9M23”), an increase of 22.4%. Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities were Ps. 4,172 million for 9M24, compared to Ps. 901 million in 9M23. This increase was primarily due to the allocation IPO proceeds in short-term U.S. dollar-denominated short-term bank deposits, which is reflected as an investment activity. In addition, spending on the purchasing of property, plant, and equipment (PP&E) reached Ps. 1,642 million, reflecting additional store openings compared to 9M23.

Net cash flows provided by financing activities were Ps. 1,748 million in 9M24, compared to Ps. 1,027 million used in 9M23. This decrease is mainly attributed to higher lease payments due to the opening of new stores in the last twelve months, as well as, to a lesser extent, payment of other financial debts.

Earnings Release 3Q24

key operating metrics

	3Q24	3Q23	Variation (%)
Number of Stores Opened	131	92	42.4%
Number Distribution Centers Opened	0	1	n.m.
Same Store Sales Growth (%) (1)	11.6%	15.4%	n.m.
(1)
We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration. We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period.

In 3Q24, we opened 131 net new stores, reaching a total of 2,634 stores. This represents a significant increase compared to the 92 net new stores opened in 3Q23, which brought the total number of stores to 2,135 stores by the end of that period. During 3Q24, the Company did not open any distribution centers.

Same Store Sales grew by 11.6% for 3Q24, compared to 15.4% for 3Q23. We maintain our leadership in Same Store Sales growth in the Mexican hard discount grocery retail market.

Earnings Release 3Q24

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store

Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Earnings Release 3Q24

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

Earnings Release 3Q24

conference call details

Tiendas 3B will host a call to discuss the third quarter of 2024 results on November 26, 2024, at 11:00 a.m. Eastern Time. A webinar of the call will be accessible at: https://us06web.zoom.us/webinar/register/WN_GqDGFh_BRHmrS0LuPiQzpA

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)
Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 869 0678 1035

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

Earnings Release 3Q24

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

Earnings Release 3Q24

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended September 30, 2024 and September 30, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended September 30,
	2024	2023	% Change

Revenue From Sales of Merchandise	Ps. 14,807,698	Ps. 11,399,566	29.9%
Sales of Recyclables	26,108	25,609	1.9%
Total Revenue	14,833,806	11,425,175	29.8%
Cost of Sales	(12,490,108)	(9,618,847)	29.9%
Gross Profit	Ps. 2,343,698	Ps. 1,806,328	29.7%
Gross Profit Margin	15.8%	15.8%
Sales Expenses	(1,498,500)	(1,218,570)	23.0%
Administrative Expenses	(494,399)	(374,347)	32.1%
Other Income (Expense) - Net	1,770	(2,865)	n.m.
Operating Profit	Ps. 352,569	Ps. 210,546	67.5%
Operating Profit Margin	2.4%	1.8%
Financial Income	47,642	7,388	544.9%
Financial Costs	(286,930)	(298,527)	(3.9%)
Exchange Rate Fluctuation	210,191	(145,667)	n.m.
Financial Cost - Net	(29,097)	(436,806)	(93.3%)
Profit (Loss) Before Income Tax	323,472	(226,260)	n.m.
Income Tax Expense	(65,872)	(112,791)	(41.6%)
Net Profit (Loss) for the Period	Ps. 257,600	(Ps. 339,051)	n.m.
Net Profit Margin	1.7%	(3.0%)

Basic Earnings (Loss) per Share	2.30	(28.25)
Diluted Earnings (Loss) per Share	1.89	(28.25)

Weighted Average Common Shares Outstanding:
Basic	112,200,752	12,000,000
Diluted	136,283,972	12,000,000

EBITDA Reconciliation

Net Profit (Loss) for the Period	Ps. 257,600	(Ps. 339,051)	n.m.
Net Profit Margin	1.7%	(3.0%)
Income Tax Expense	65,872	112,791	(41.6%)
Financial Cost - Net	(29,097)	(436,806)	(93.3%)
D&A	335,385	236,225	42.0%
EBITDA	Ps. 687,954	Ps. 446,771	54.0%
EBITDA Margin	4.6%	3.9%

Earnings Release 3Q24

Consolidated Income Statement

(Unaudited)

For the nine months ended September 30, 2024 and September 30, 2023

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30,
	2024	2023	% Change

Revenue From Sales of Merchandise	Ps. 41,014,985	Ps. 31,694,573	29.4%
Sales of Recyclables	77,416	68,282	13.4%
Total Revenue	41,092,401	31,762,855	29.4%
Cost of Sales	(34,414,213)	(26,733,603)	28.7%
Gross Profit	Ps. 6,678,188	Ps. 5,029,252	32.8%
Gross Profit Margin	16.3%	15.8%
Sales Expenses	(4,208,458)	(3,431,030)	22.7%
Administrative Expenses	(1,426,551)	(1,033,144)	38.1%
Other Income (Expense) - Net	7,066	692	921.1%
Operating Profit	Ps. 1,050,245	Ps. 565,770	85.6%
Operating Profit Margin	2.6%	1.8%
Financial Income	109,501	20,510	433.9%
Financial Costs	(924,055)	(1,007,868)	(8.3%)
Exchange Rate Fluctuation	385,335	403,922	(4.6%)
Financial Cost - Net	(429,219)	(583,436)	(26.4%)
Profit (Loss) Before Income Tax	621,026	(17,666)	n.m.
Income Tax Expense	(263,033)	(191,503)	37.4%
Net Profit (Loss) for the Period	Ps. 357,993	(Ps. 209,169)	n.m.
Net Profit Margin	0.9%	(0.7%)

Basic Earnings (Loss) per Share	3.32	(17.43)
Diluted Earnings (Loss) per Share	2.72	(17.43)

Weighted Average Common Shares Outstanding:
Basic	107,798,668	12,000,000
Diluted	131,924,394	12,000,000

EBITDA Reconciliation
L
Net Profit (Loss) for the Period	Ps. 357,993	(Ps. 209,169)	n.m.
Net Profit Margin	0.9%	(0.7%)
Income Tax Expense	236,033	191,503	37.4%
Financial Cost - Net	(429,219)	(583,436)	(26.4%)
D&A	952,086	758,046	25.6%
EBITDA	Ps. 2,002,331	Ps. 1,323,816	51.3%
EBITDA Margin	4.9%	4.2%

Earnings Release 3Q24

Consolidated Balance Sheet

(Unaudited)

As of September 30, 2024 and December 31, 2023

(In thousands of Mexican pesos)

	As of September 30,	As of December 31,
	2024	2023
Current assets:
Cash and cash equivalents	Ps. 1,268,902	Ps. 1,220,471
Short-term bank deposits	2,963,511	-
Creditors	3,669	-
Derivative financial instruments	7,287	-
Sundry debtors	47,523	11,020
VAT receivable	1,061,873	731,186
Advanced payments	134,846	72,998
Inventories	2,524,631	2,357,485
Total Current Assets	Ps. 8,012,242	Ps. 4,393,160
Non-Current Assets:
Guarantee deposits	37,949	33,174
Property, furniture, equipment, and lease-hold improvements - Net	5,849,141	4,606,300
Right-of-use assets – Net	6,487,974	5,520,596
Intangible assets – Net	6,794	6,771
Deferred income tax	494,588	403,801
Total Non-Current Assets	Ps. 12,876,446	Ps. 10,570,642
Total Assets	Ps. 20,888,688	Ps. 14,963,802

Current liabilities:
Suppliers	Ps. 7,855,059	Ps. 7,126,089
Accounts payable and accrued expenses	552,826	322,959
Income tax payable	43,350	2,326
Bonus payable to related parties	-	78,430
Short-term debt	915,377	744,137
Lease liabilities	620,019	537,515
Employees’ statutory profit sharing payable	164,062	140,485
Total Current Liabilities	Ps. 10,150,693	Ps. 8,951,941
Non-Current Liabilities:
Debt with related parties	-	4,340,452
Long-term debt	88,273	577,318
Lease liabilities	6,690,227	5,706,707
Employee benefits	28,231	22,232
Total Non-Current Liabilities	Ps. 6,806,731	Ps. 10,646,709
Total Liabilities	Ps. 16,957,424	Ps. 19,598,650

Stockholders’ equity:
Capital stock	8,283,347	471,282
Reserve for share-based payments	1,247,755	851,701
Cumulative losses	(5,599,838)	(5,957,831)
Total Stockholders’ Equity	Ps. 3,931,264	Ps. (4,634,848)
Total Liabilities and Stockholders’ Equity	Ps. 20,888,688	Ps.14,963,802

Earnings Release 3Q24

Cash Flow Statement

(Unaudited)

For the three months ended September 30, 2024 and September 30, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended September 30,
	2024	2023

Profit (loss) before income tax	Ps. 323,472	(Ps. 226,260)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	174,009	109,209
Depreciation of right-of-use assets	160,766	126,344
Amortization of intangible assets	610	672
Employee benefits	2,000	(1,936)
Interest payable on Promissory Notes and Convertible Notes	-	148,916
Interest expense on lease liabilities	263,415	146,859
Interest on debt and bonus payable and amortization of issuance costs	7,108	9,541
Other financial income	(44,223)	(7,388)
Gain on fair value of derivative financial instrument	(3,419)	-
Interests and commissions from credit lines	16,407	-
Gain on termination of lease agreements	(387)	-
Exchange fluctuation	(210,191)	80,559
Share-based payment expense	126,468	112,268

Increase in inventories	(150,579)	(165,326)
Increase in other current assets and guarantee deposits	(154,747)	(83,485)
Increase in suppliers (including supplier finance arrangements)	572,652	774,672
Increase (decrease) in other current liabilities	113,145	(55,779)
Increase (decrease) on bonus payable to related parties	-	55,246
Income taxes paid	(97,536)	(86,113)
Net cash flows provided by operating activities	Ps. 1,098,970	Ps. 937,999

Purchase of property, furniture, equipment, and lease-hold improvements	(651,199)	(229,143)
Sale of property and equipment	(509)	1,467
Additions to intangible assets	(563)	-
Short-term bank deposits	152,970	-
Interest earned on short-term investments	40,683	28,923
Net cash flows used in investing activities	(Ps. 458,618)	(Ps. 198,753)

Payments made on reverse factoring transactions-net of commissions received	(818,588)	(446,317)
Finance obtained through supplier finance arrangements	869,064	399,429
Proceeds (payment) from Santander and HSBC credit line	(85,086)	339,866
Payment of debt	(30,328)	(420,366)
Interest payment on debt and reverse factoring commissions	(23,515)	(8,455)
Lease payments	(396,839)	(301,386)
Payment of Principal amount of Promissory Notes	-	-
Payment of accrued Interests of Promissory Notes	-	-
Proceeds from initial public offering, net of underwriting fees	-	-
Initial public offering costs	-	-
Net cash flows provided by (used in) financing activities	(Ps. 485,292)	(Ps. 437,229)

Net increase (decrease) in cash and cash equivalents	155,060	302,017
Effect of foreign exchange movements on cash balances	(131,395)	34,626
Cash and cash equivalents at beginning of period	1,245,237	664,440
Cash and cash equivalent at end of period	Ps. 1,268,902	Ps. 1,001,083

Earnings Release 3Q24

Cash Flow Statement

(Unaudited)

For the nine months ended September 30, 2024 and September 30, 2023

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30,
	2024	2023

Profit (loss) before income tax	Ps. 621,026	(Ps.17,666)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	468,985	334,184
Depreciation of right-of-use assets	481,244	421,872
Amortization of intangible assets	1,857	1,990
Employee benefits	5,999	-
Interest payable on Promissory Notes and Convertible Notes	82,588	459,621
Interest expense on lease liabilities	757,618	526,566
Interest on debt and bonus payable and amortization of issuance costs	29,471	21,676
Other financial income	(102,214)	(20,510)
Gain on fair value of derivative financial instrument	(7,287)	-
Interests and commissions from credit lines	54,378	-
Gain on termination of lease agreements	(387)	-
Exchange fluctuation	(385,335)	(469,030)
Share-based payment expense	396,054	302,438

Increase in inventories	(167,146)	(259,525)
Increase in other current assets and guarantee deposits	(446,657)	(150,082)
Increase in suppliers (including supplier finance arrangements)	728,969	1,013,497
Increase (decrease) in other current liabilities	248,169	68,147
Increase (decrease) on bonus payable to related parties	(79,351)	11,412
Income taxes paid	(309,773)	(301,751)
Net cash flows provided by operating activities	Ps. 2,378,208	Ps. 1,942,839

Purchase of property, furniture, equipment, and lease-hold improvements	(1,642,397)	(940,202)
Sale of property and equipment	1,856	2,454
Additions to intangible assets	(1,880)	(799)
Short-term bank deposits	(2,621,393)	-
Interest earned on short-term investments	91,966	37,354
Net cash flows used in investing activities	(Ps. 4,171,848)	(Ps. 901,193)

Payments made on reverse factoring transactions-net of commissions received	(2,266,340)	(1,320,996)
Finance obtained through supplier finance arrangements	2,385,967	1,334,506
Proceeds (payment) from Santander and HSBC credit line	58,806	300,314
Payment of debt	(107,557)	(463,437)
Interest payment on debt and reverse factoring commissions	(76,691)	(18,077)
Lease payments	(1,139,828)	(859,684)
Payment of Principal amount of Promissory Notes	(1,969,602)	-
Payment of accrued Interests of Promissory Notes	(2,955,495)	-
Proceeds from initial public offering, net of underwriting fees	7,841,837	-
Initial public offering costs	(23,269)	-
Net cash flows provided by (used in) financing activities	Ps. 1,747,828	(Ps. 1,027,374)

Net increase (decrease) in cash and cash equivalents	(45,812)	14,272
Effect of foreign exchange movements on cash balances	94,243	1,835
Cash and cash equivalents at beginning of period	1,220,471	984,976
Cash and cash equivalent at end of period	Ps. 1,268,902	Ps. 1,001,083

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2024

BBB Foods Inc.

	By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer and Investor Relations Officer